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Exhibit (a)(8)

October 6, 2017

Dear Stockholder:

        This letter is to inform you that on September 22, 2017, Versar, Inc. ("Versar") entered into a definitive Agreement and Plan of Merger, which was amended and restated on September 27, 2017 (as amended, supplemented or modified, the "Merger Agreement") with certain affiliates of Kingswood Capital Management (known collectively as "Kingswood"), which, if consummated, would result in the sale of the Company. In accordance with the Merger Agreement, Kingswood commenced on October 6, 2017 a tender offer (the "Offer") to purchase all of the outstanding shares of our common stock, par value $0.01 (each, a "Company Share") for $0.15 per share without interest (the "Offer Price") and subject to any withholding of taxes required by applicable law.

        If successful, the Offer will be followed by the merger of Versar with and into a wholly owned subsidiary of Kingswood (the "Merger"), with Versar surviving the Merger as a wholly owned subsidiary of Kingswood. In the Merger, each Company Share then outstanding will be acquired by Kingswood for cash in the amount of $0.15 per Company Share. At the effective time of the Merger, all Company Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and the holders immediately prior to the effective time shall cease to have any rights with respect to their Company Shares, except the right to receive the Offer Price (without interest and subject to applicable withholding taxes) upon surrender of the Company Shares or certificates representing each Company Share.

        The Board of Directors of Versar (the "Versar Board"): (i) determined that it is in the best interests of Versar and its stockholders to enter into, and approved and declared advisable, the Merger Agreement, (ii) approved the execution and delivery by Versar of the Merger Agreement, the performance by Versar of its covenants and agreements contained in the Merger Agreement and the consummation of the Offer and the Merger upon the terms and subject to the conditions contained in the Merger Agreement, and (iii) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the Company's stockholders accept the Offer and tender their Company Shares pursuant to the Offer. Accordingly, and for the other reasons described in more detail in the enclosed copy of Versar's Solicitation/Recommendation Statement on Schedule 14D-9, the Versar Board recommends that Versar's stockholders accept the Offer and tender their Company Shares pursuant to the Offer.

        Accompanying this letter is (i) a copy of Versar's Solicitation/Recommendation Statement on Schedule 14D-9, (ii) Kingswood's Offer to Purchase, dated October 6, 2017, which sets forth the terms and conditions of the Offer and (iii) a Letter of Transmittal containing instructions as to how to tender your Company Shares into the Offer. We urge you to read the enclosed materials carefully. The Offer is scheduled to expire at 11:59 P.M., New York City time, at the end of the day on Friday, November 10, 2017, unless extended in accordance with the terms of the Merger Agreement.

Sincerely,
/s/ ANTHONY L. OTTEN Anthony L. Otten Chief Executive Officer

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  Exhibit (a)(8)